Exhibit 99(a)(11)

EFiled: Jan 10 2005 10:32AM EST
Filing ID 4911855

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

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JANICE ALLEN,	:
:
Plaintiff,	:
	:	Civil Action No.
-against	:
:
NEWS CORPORATION,	:
FOX ENTERTAINMENT GROUP, INC.,	:
PETER J. POWERS, LACHLAN KEITH	:
MURDOCH, DR. CHRISTOS M.	:
COTSAKOS, ARTHUR MICHAEL	:
SISKIND, PETER CHERNIN, KEITH	:
RUPERT MURDOCH, AND DAVID	:
FRANCIS DEVOE,	:
:
Defendants.	:
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SHAREHOLDER’S CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 2, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a stockholders’ class action on behalf of the public stockholders of Fox Entertainment Group, Inc. (“Fox Entertainment” or the “Company”) to enjoin the proposed acquisition of the publicly owned shares of Fox Entertainment’s common stock by its controlling shareholder, defendant News Corporation (“News Corp.”).

THE PARTIES

1. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

2. Defendant Fox Entertainment is a corporation duly organized and existing under the laws of the State of Delaware with its principal place of business at 1211 Avenue of the Americas, New York, New York 10036.

3. Defendant News Corp. is a corporation duly organized and existing under the laws of Delaware with its principal place of business at 1211 Avenue of the Americas, New York, New York 10036. News Corp. is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corp. are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin. News Corp. owns approximately 82% of the Company’s outstanding common stock.

4. Defendant Keith Rupert Murdoch is Chairman of the Board and Chief Executive Officer of Fox Entertainment. He is also Chairman and Chief Executive Officer of News Corp.

5. Defendant Peter Chernin is President and Chief Operating Officer of Fox Entertainment. He is also Chairman of the Board and Chief Executive Officer of the News Corp.

6. Defendant Lachlan Keith Murdoch is a director of Fox Entertainment. He also Deputy Chief Operating Officer and Executive Director of News Corp.

7. Defendant David Francis Devoe is Senior Executive Vice President and Chief Financial Officer of Fox Entertainment. He is also Senior Executive Vice President and Chief Financial Officer of News Corp.

8. Arthur Michael Siskind is a director of Fox Entertainment. He is also the Senior Executive Vice President and General Counsel of News Corp.

9. Defendants Peter J. Powers and Dr. Christos M. Cotsakos are directors of Fox Entertainment.

10. The defendants named in paragraphs 5 through 9 (the “Individual Defendants”) are in a fiduciary relationship with plaintiff and the other public stockholders of Fox Entertainment and owe them the highest obligations of good faith and fair dealing.

11. Defendant News Corp., through its approximately 82 % ownership of Fox Entertainment and having persons affiliated with it comprise a majority of Fox Entertainment’s board, has effective and working control of Fox Entertainment. As such, defendant News Corp. is in a fiduciary relationship with plaintiff and the other public stockholders of Fox Entertainment and owes them the highest obligations of good faith and fair dealing.

CLASS ACTION ALLEGATIONS

12. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Fox Entertainment stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein.

13. This action is properly maintainable as a class action.

14. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of November 5, 2004, 426,959,080 shares of Class A Common Stock, par value $.01 per share, and 547,500,000 shares of Class B Common Stock, par value $.01 per share, were outstanding.

15. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class;

(b) whether plaintiff and the other members of the Class will be damaged irreparably by defendants’ failure to take action designed to obtain the best value for the public shareholders’ interest in Fox Entertainment.

16. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

17. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

18. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

19. On January 10, 2005, it was announced that News Corp. offered to acquire all of the outstanding shares of Fox Entertainment, it does not already own. Under the terms of the deal, holders of Fox Entertainment Class A shares will receive 1.90 shares of the News Corp.’s Class A shares. That represents a meager 7.4 percent premium Fox’s closing price Friday of $31.22 on the New York Stock Exchange.

20. News Corp. currently owns about 82.1 % of the equity and 97 % of the voting power of Fox through its ownership of about 59.1 % of Fox Class A common shares and all Fox Class B common stock.

21. The consideration to be paid to Class members in the transaction is unconscionable and unfair and grossly inadequate because, among other things, the intrinsic value of Fox Entertainment’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock’s current trading price and the Company’s prospects for future growth and earnings.

22. News Corp. timed its offer to take advantage of the decline in the market price of Fox Entertainment’s stock. The offer has the effect of capping the market for Fox Entertainment’s stock to facilitate News Corp.’s plan to obtain the public interest in Fox Entertainment as cheaply as possible.

23. Under the circumstances, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value.

24. The defendants have breached their duty of loyalty to Fox Entertainment stockholders by using their control of Fox Entertainment to force plaintiff and the Class to sell their equity interest in Fox Entertainment at an unfair price, and deprive Fox Entertainment’s public shareholders of maximum value to which they are entitled. The Individual Defendants have also breached the duties of loyalty and due care by not taking adequate measures to ensure that the interests of Fox Entertainment’s public shareholders are properly protected from overreaching. News Corp. has breached its fiduciary duties, which arise from its effective control of Fox Entertainment, by using such effective control for its own benefit.

25. The terms of the transaction are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of Fox Entertainment and that possessed by Fox Entertainment’s public shareholders. Defendants’ scheme and intent is to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

26. Plaintiff has no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

A. declaring this to be a proper class action;

B. enjoining, preliminarily and permanently, the acquisition under the terms presently proposed;

C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding rescissory damages to the Class;

D. directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

E. awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs attorneys and experts; and

F. granting such other and further relief as the Court deems appropriate.

Dated: January 10, 2005

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

By:	/s/ NORMAN M. MONHAIT
Norman M. Monhait (DSBA No. 1040) 919 Market Street, Suite 1401 Citizens Bank Center P.O. Box 1070 Wilmington, Delaware 19899-1070 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:

FARUQI & FARUQI, LLP

320 East 39th Street

New York, New York 10016

(212) 983-9330